Exhibit 99.1

UNITED UTILITIES PLC

LETTER TO SMALL SHAREHOLDERS

14 September 2005

Documentation will be despatched tomorrow to shareholders with a holding of 500 ordinary shares or less regarding a share sale/purchase scheme. Copies will be available shortly for inspection at the UK Listing Authority's document viewing facility situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS telephone 020 7066 1000.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.